

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 8, 2007

Mr. James McKeever
Chief Financial Officer
United Energy Corp.
600 Meadowlands Parkway, #20
Secaucus, New Jersey 07094

> **Re:** **United Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed June 29, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2006 and**
> **September 30, 2006**
> **Filed August 14, 2006 and November 13, 2006**
> **File No. 0-30841**

Dear Mr. McKeever:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Cover Page

1.   You have reported that the aggregate market value of common equity held by
        non-affiliates is in excess of $25 million for the Fiscal Years ended March 31,
        2005 and 2006. Tell us how you meet the public float requirement, as described
        in Regulation S-B Item 10(a)(2)(iii), to remain a small business issuer for your
        fiscal year ending March 31, 2007. Should you not meet this requirement, file
        amended Form 10-Q for the quarterly periods June 30, 2006 and September 30,
        2006 that meet the disclosure requirements of that form.

Consolidated Statements of Operations, page F-5

2.   We note the non-cash equity financing expense and the related footnote
        disclosure on page F-17. It appears you have entered into a series of amended
        capital transactions to raise cash. Please tell us in further detail the facts and
        circumstances as to why the value of the warrants issued should be recorded as an
        expense, citing the applicable accounting standard you followed. We may have
        further comment.

Notes to Consolidated Financial Statements

Note 7 – Stockholders' Equity

3.   Amend your filing to provide disclosure in summary form of all series A, B and C
        warrants issued, exercised, and cancelled during the most recent fiscal year
        presented, and all such warrants outstanding at the end of the most recent fiscal
        year presented. This should include information as to exercise prices, expiration
        dates and any other significant terms of each warrant series. Refer to Statement
        of Financial Accounting Standards 129 for guidance.

4.   Amend your filing to provide disclosure in summary form of the pertinent rights
        and privileges of the preferred and common stock outstanding. This should
        include dividend and liquidation preferences, voting rights, and significant terms
        of contracts to issue additional shares.

Exhibits 31.1 and 31.2

5.   In the certifications required by Exchange Act Rule 13a-14(a), we note that the
        fourth numbered paragraph refers to "the registrant". This phrase should be
        removed and replaced with the term "small business issuer". The opening
        sentence should not include the phrase "in the capacity indicated below". You
        should also remove the descriptive title included above the word "certifications"

at the top of the document. Refer to Regulation S-B 601(b)(31). Please file an amendment to Form 10-KSB that includes the entire periodic report and new, corrected certifications. Please note the different wording requirements under Regulation S-K 601(b)(31), should your future Form 10-QSB filings be amended in response to comment one above.

Form 10-QSB for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006

Exhibits, page 22

6.   Please amend your filing to include or incorporate by reference all the exhibits required by the exhibit table in Regulation S-B 601(a) or Regulation S-K 601(a), as applicable, based on your response to comment one above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James McKeever
United Energy Corp.
February 8, 2007
page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202)
551-3864, if you have questions regarding comments on the financial statements and
related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief